UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Issuance of Press Release

On August 9, 2023, Brera Holdings PLC (the “Company”) issued a press release announcing that its subsidiary, Brera Milano S.r.l. (“Brera Milano”), had appointed Gianluigi Viganò as its Chief Executive Officer effective as of July 2023. Mr. Viganò has more than 30 years of experience in the marketing, media, and publishing sectors and with coordinating commercial networks, and has contributed to the creation and consolidation of over 60 companies. Since July 2023, Mr. Viganò has also served as a director of the Italian Serie A1 women’s professional volleyball team UYBA Volley S.s.d.a.r.l. (“UYBA” or “UYBA Volley”), which is a subsidiary of the Company based in Busto Arsizio, Italy. A copy of this press release is attached hereto as Exhibit 99.1.

Exhibit No.	Description
99.1	Press Release dated August 9, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2023	BRERA HOLDINGS PLC

	By:	/s/ Pierre Galoppi
Pierre Galoppi
Chief Executive Officer